EXHIBIT 99.1

Foremost Clean Energy Corrects Red Cloud Contract and Provides Details For Its Plan of Arrangement

All Foremost Shareholders at the December 20, 2024 AGSM Will Be Eligible Pursuant to the
Plan of Arrangement to Receive 2 Rio Grande Shares for Every 1 Foremost Share

VANCOUVER, British Columbia, Nov. 20, 2024 (GLOBE NEWSWIRE) -- Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) (“Foremost” or the “Company”), an emerging North American uranium and lithium exploration company, today announces that, further to its news release issued the morning of November 18, 2024, the Company wishes to clarify the terms surrounding the engagement of Red Cloud Financial Services Inc. (“Red Cloud”). Red Cloud’s services commenced on November 14, 2024, not October 14, 2024, as stated in the prior news release. All other stated terms are correct.

Furthermore, the Company wishes to remind all Foremost shareholders ("Shareholders") about the upcoming spin-out of the Winston Gold and Silver Properties (the "Properties or Project") from Foremost to Rio Grande Ltd. Pursuant to the statutory plan of arrangement under British Columbia's Business Corporations Act ("the Arrangement"), each Shareholder will exchange each outstanding common share of Foremost for one (1) new common share of Foremost and two (2) Rio Grande Shares (the "Rio Grande Shares").

It is important to note that all Shareholders will participate in the share exchange on the effective date of the completion of the Arrangement but only Shareholders of record as of October 24, 2024, will be eligible to vote at the AGSM. The Company anticipates completing the Arrangement, in accordance with the terms of the Plan of Arrangement, in January 2025, subject to, among other things, receipt of all required shareholders, court and CSE approvals.

Jason Barnard, President and CEO of Foremost, states: “With all Foremost shareholders on the effective listing date of Rio Grande receiving 2 Rio shares, we are confident that the spin-out of Rio Grande into a standalone entity will create significant value. This move will ensure that these properties receive the necessary attention and development focus they deserve, especially during a robust bull market for precious metals. We are excited to finalize this transaction and begin exploration activities.”

Foremost believes that this opportunity presents an exciting prospect for all Shareholders and encourages all to carefully consider this opportunity, and to cast a vote in favour of the Arrangement at the upcoming AGSM.

The Company is also pleased to announce that it has filed an updated Technical Report (the “Report”) for the Properties located northwest of the town of Truth or Consequences in New Mexico, USA. The updated Report entitled “NI 43-101 Technical Report for the Winston Gold-Silver Project: Sierra County, New Mexico, USA,” with an effective date of November 4, 2024, was prepared in accordance with National Instrument 43-101: Standards of Disclosure for Mineral Projects. The purpose of the Report is to provide an update on the Project and present new technical and scientific findings related to exploration activities. The Report can be found under the Company’s profile on SEDAR+ at www.sedarplus.ca.

Qualified Persons

The independent Qualified Person responsible for the Report is Jocelyn Pelletier (Msc, F-SEG) who is a Qualified Person as identified by Canadian National Instrument 43-101-Standards of Disclosure for Mineral Projects and as defined by the Securities and Exchange Commission’s Regulation S-K 1300 rules for resource deposit disclosure, with contributions from Michael N. Feinstein (CPG), a non-independent Qualified Person.

About Foremost

Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) (WKN: A3DCC8) is an emerging North American uranium and lithium exploration company with an option to earn up to a 70% interest in 10 prospective uranium properties (with the exception of the Hatchet Lake, where Foremost is able to earn up to 51%) spanning over 330,000 acres in the prolific, uranium-rich Athabasca Basin region of northern Saskatchewan. As the demand for carbon-free energy continues to accelerate, domestically mined uranium and lithium are poised for dynamic growth, playing an important role in the clean energy mix of the future. Foremost’s uranium projects are at different stages of exploration, from grassroots to those with significant historical exploration and drill-ready targets. The Company’s mission is to make significant discoveries, alongside and in collaboration with Denison Mines Corp. (TSX:DML, NYSE American: DNN), through systematic and disciplined exploration programs.

Foremost also has a portfolio of lithium projects at varying stages of development, which are located across 55,000+ acres in Manitoba and Quebec. For further information please visit the Company’s website at www.foremostcleanenergy.com.

Contact and Information

Company
Jason Barnard, President and CEO
+1 (604) 330-8067
info@foremostcleanenergy.com

Investor Relations
Lucas A. Zimmerman
Managing Director
MZ Group - MZ North America
(949) 259-4987
FMST@mzgroup.us
www.mzgroup.us

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Forward-Looking Statements

Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute “forward-looking statements” as such term is used in applicable United States and Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbor for forward looking statements. Such forward-looking statements and forward-looking information include, but are not limited to, statements concerning the consummation and timing of the Arrangement, the receipt and timing of shareholder approval of the Arrangement and the receipt of Court, CSE or other consents and approvals relating to the Arrangement. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect,” “is expected,” “anticipates” or “does not anticipate,” “plans,” “estimates” or “intends,” or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares, continuity of agreements with third parties and satisfaction of the conditions to the Transaction, risks and uncertainties associated with the environment, delays in obtaining governmental approvals, permits or financing. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Many of these factors are beyond the Company’s ability to control or predict. Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company’s filings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities. Please refer to the Company’s most recent filings under its profile at on SEDAR+ at www.sedarplus.ca and on Edgar at www.sec.gov for further information respecting the risks affecting the Company and its business.

The Canadian Securities Exchange has neither approved nor disapproved the contents of this news release and accepts no responsibility for the adequacy or accuracy hereof.